August 10, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Paul Cline
Kristi Marrone

Re:	Brookfield Business Corporation
Form 20-F for Fiscal Year Ended December 31, 2022
Filed March 17, 2023
File No. 001-41313

Dear Ladies and Gentlemen:

Set forth below are the responses of Brookfield Business Corporation (“we,” “our” or the “company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 19, 2023, with respect to the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment.

Agreement to Sell our Nuclear Technology Services Operations, page 130

1.	Please tell us how you considered IFRS 5 in your determination to present the nuclear technology services operations as a component of continuing operations. Additionally, please quantify the amounts of revenues and expenses related to these operations and incorporate a discussion in the MD&A to the extent you expect the disposal to have a material impact on your future operations.

We advise the Staff that we considered the guidance in IFRS 5, paragraphs 6 – 12, with respect to our investment in our nuclear technology services operations as at December 31, 2022, and determined the sale to not be highly probable for purposes of IFRS 5, and therefore continued to present the operations as a component of the company’s continuing operations in the company’s annual report on Form 20-F for the year ended December 31, 2022. Businesses operating within the nuclear technology space are subject to a highly regulated environment and one that is influenced by many external factors that could impact the approval process related to the sale of our nuclear technology services operations. Based on our analysis, we concluded that as at December 31, 2022, there were several substantive regulatory actions required to complete the plan of sale (as described in greater detail below) which, if not completed, may result in significant changes to the plan or the withdrawal of the plan, as contemplated in IFRS 5.8, and accordingly, the sale was not considered highly probable for purposes of IFRS 5.

BROOKFIELD BUSINESS CORPORATION

250 VESEY STREET, 15TH FLOOR, NEW YORK, NY 10281

T +1 212.417.7000   bbuc.brookfield.com

Specifically, the significant actions required to complete the sale involved the company obtaining regulatory approvals, consent, or the absence of an objection following a written notice, as the case may be, from 45 different bodies charged with regulatory oversight including antitrust regulatory bodies, nuclear safety regulatory bodies and energy regulatory bodies, among others, spanning across 20 different countries. Failure to obtain certain regulatory approvals may result in significant actions to adjust the plan of sale, or termination of the sale agreement by the buyer. We have considered the conditions to obtain the regulatory approvals as being more substantive than conditions that would be considered usual and customary, and which negate the potential sale from meeting the highly probable threshold set out in IFRS 5. As of the date of this letter, the company continues to work with certain regulatory authorities towards obtaining various approvals that represent substantive conditions to the sale.

Our nuclear technology services operations represent $3,795 million of the company’s revenues in 2022 and $2,914 million of the company’s direct operating costs.

In light of the Staff’s comment, we have included the following disclosure in our Q2 2023 MD&A in our most recent interim filing:

On October 11, 2022, we announced the proposed sale of our nuclear technology services operations to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for a total enterprise value of approximately $8 billion, including proceeds from the disposition of a non-core asset that were received in February 2023. Due to the unique nature of these operations and the extensive regulations to which they are subject, the plan of sale as contemplated is subject to, in addition to more customary closing conditions, certain substantive regulatory approvals, including approvals from the EU and UK antitrust authorities, which are currently outstanding. Failure to obtain these approvals may result in significant changes to, or the withdrawal of, the plan of sale. Accordingly, we can provide no assurance that the sale of our nuclear technology services operations will be completed in accordance with the plan as currently contemplated, or at all. Revenues from our nuclear technology services operations revenues were $1,006 million and $2,062 million respectively, for the three and six months ended June 30, 2023. Direct operating costs from our nuclear technology services operations revenues were $898 million and $1,833 million respectively, for the three and six months ended June 30, 2023.

In future filings, the company will include appropriate disclosure in the MD&A regarding the proposed sale of our nuclear technology services operations.

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Note 13. Intangible Assets, page F-41

2.	We note that the acquisition of CDK Global included $4.8 billion of intangible assets, most of which relates to customer relationships. Please tell us and expand your disclosure to discuss the significant inputs used to value this asset and how you determined that the useful lives of these relationships are 15-30 years.

We advise the Staff that the $4.8 billion of intangible assets acquired as part of the CDK Global, Inc. (“CDK Global” or “dealer software and technology services”) acquisition comprise primarily a customer relationship intangible asset of $3.8 billion with a useful life of 15 years, developed technology of $0.7 billion with useful lives of 3-5 years and a brand intangible asset of $0.3 billion with a useful life of 15 years.

The useful lives of CDK Global’s intangible assets reflect our best estimate of the usage of the intangible assets in accordance with IAS 38.90, determined to be the period of time over which the majority of the economic benefits from the asset will be received, and after which any remaining forward-looking cash flows from the asset are de minimis in present value terms.

We advise the Staff that the following significant inputs were used to value the customer relationship intangible asset acquired as part of the acquisition of CDK Global in July 2022.

•	Revenue growth rate
•	Customer attrition rate
•	Discount rate

We estimated the revenue growth rate (i.e., revenue growth from existing customers) based on budgets and forecasts prepared by CDK Global.

We estimated the customer attrition rate of CDK Global’s revenues from existing customers by reviewing historical revenue attrition and customer retention trends and observing industry implied attrition rates. We observed that customer attrition tends to be low due to the high level of integration of the enterprise resource planning (“ERP”) software with customers’ operations and the high switching costs associated with the ERP systems, and as such selected an appropriately low attrition rate.

We estimated the discount rate by calculating a weighted average cost of capital using a capital asset pricing model and CDK Global’s cost of debt. The discount rate applied to the projected cash flows of the customer relationship intangible asset must reflect the cash flows related to the asset. The selected discount rate reflected the risk and uncertainty of the cash flows and was considered relative to the overall business. We determined that a useful life of 15 years accurately represented the historical pattern of economic benefits realized by the acquired business, primarily due to the low customer attrition rate observed, and reflected the period of time over which the majority of the cumulative present value of cash flows from the intangible asset would be realized.

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In light of the Staff’s comment, we have included in our intangible asset disclosures, beginning with the company’s Q2 2023 interim filing, information regarding the carrying amount and remaining amortization period of the CDK Global customer relationship intangible asset in accordance with IAS 38.122(b).

We further acknowledge that the valuation of the customer relationship intangible asset represents a source of estimation uncertainty and in light of the Staff’s comment we will revise our disclosures, beginning with the company’s next annual report on Form 20-F, in accordance with IAS 1.125 (new text in bold/underline):

The company accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, customer attrition rates and estimates of future operating costs, revenues, commodity prices, capital costs and other factors. The determination of the fair values may remain provisional during the measurement period due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, the company will disclose that fact in the consolidated financial statements, including observations on the estimates and judgments made as of the reporting date.

We further advise the Staff that we have revised the company’s disclosures in the notes to the financial statements in the company’s Q2 2023 interim filing as follows (new text in bold/underline):

CDK Global, Inc. (“CDK Global”)

On July 6, 2022, the company, together with institutional partners, acquired a 100% economic interest in CDK Global, a provider of technology services and software solutions to automotive dealers. Total consideration was $8.3 billion, funded with debt and equity. The company received 100% of the voting rights, which provided the company with control and accordingly, the company has consolidated the business for financial reporting purposes.

Goodwill of $4.6 billion was recognized and represents growth the company expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets acquired comprise a customer relationship intangible asset of $3.8 billion with a useful life of 15 years, developed technology of $0.7 billion with useful lives of 3-5 years and a brand intangible asset of $0.3 billion with a useful life of 15 years. Other items included $301 million of cash and cash equivalents, $377 million of accounts receivable and other, $953 million of accounts payable and other, $1.1 billion of deferred tax liabilities and $361 million of other net assets. Transaction costs of approximately $15 million were recorded as other expenses in the 2022 consolidated statements of operating results. Non-controlling interests of $81 million were recognized and measured at fair value.

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The acquired customer relationship intangible was valued with significant inputs of revenue growth rates, customer attrition rates and a discount rate determined using a capital asset pricing model. The useful life of 15 years represents the pattern of economic benefits realized by the business, primarily due to the low customer attrition rate observed, and reflects the period of time over which the majority of the cumulative present value of cash flows from the intangible asset would be realized, and after which any remaining forward-looking cash flows from the asset were determined to be de minimis in present value terms.

In future filings, including in the company’s next annual report on Form 20-F, the company will include similar disclosures regarding these intangible assets, to the extent appropriate.

Note 14. Goodwill, page F-42

3.	We note that a significant amount of goodwill was recorded in connection with the CDK Global acquisition, but the operations of CDK Global generated a net loss for the period ended December 31, 2022. We also note that you disclose the hypothetical impact of a change in assumptions to the value in use of your healthcare services operations that would result in a goodwill impairment related to that cash-generating unit. Please tell us what consideration you gave to disclosing the impact of changes in assumptions related to the goodwill of your other cash-generating units, or disclosing that there is significant headroom in those units.

We advise the Staff that besides our healthcare services operations, the other cash-generating units (“CGUs”) in the company with material goodwill are our dealer software and technology services operations, our construction services operations and our nuclear technology services operations. Our water and wastewater operations did not have any material goodwill. We considered the disclosures required in IAS 36.134(f) related to the goodwill of these other CGUs and determined that there is significant headroom in each of these CGUs, which has been assessed during our fiscal year 2022 impairment test both qualitatively and quantitatively. The quantitative assessment also considered a sensitivity of the significant inputs in determining whether a reasonably possible change would result in the carrying amount of the CGU to exceed its recoverable amount. As at December 31, 2022, the recoverable amount of our dealer software and technology services operations exceeded its carrying amount by approximately $1 billion, the recoverable amount of our construction services operations exceeded its carrying amount by approximately $350 million and the recoverable amount of our nuclear technology services operations exceeded its carrying amount by approximately $4 billion.

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Through these goodwill impairment assessments, the company was satisfied that only changes in assumptions related to the healthcare services operations could reasonably cause any goodwill impairment and accordingly had limited its sensitivity disclosures to that CGU. In light of the Staff’s comment, however, in future filings, assuming there continues to be significant headroom in these CGUs, we will include the following disclosure in our financial statements, beginning with the company’s next annual report on Form 20-F (or in any interim reports, if appropriate):

The company evaluates goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be an impairment. As at [date], the recoverable amounts of the company’s remaining CGUs with material goodwill balances which comprise its construction services operations, nuclear technology services operations and dealer software and technology services operations, were greater than their carrying values with significant headroom.

Note 19. Income Taxes, page F-47

4.	Please fully explain and disclose the substance of the $392 million recovery arising from previously unrecognized tax assets.

We advise the Staff that we considered the guidance in IAS 12 and note that IAS 12.24 and IAS 12.34 allow for a deferred tax asset to be recognized for deductible temporary differences and unused tax loss carryforwards or unused tax credits if, and only if, it is considered probable that there will be sufficient future taxable profit against which the loss or credit carryforward can be utilized.

Under IAS 12.37, any previously unrecognized deferred tax assets are to be reviewed at the end of each reporting period to determine whether it has become probable that sufficient taxable profit will be available to allow part of or all of that deferred tax asset to be recovered.

Prior to 2022, no deferred tax assets were recognized for deductible temporary differences of approximately $250 million and unused tax loss carryforwards of approximately $140 million arising from the US operations of our nuclear technology services business as these operations had incurred historical losses and it was not probable that there would be sufficient taxable profit against which the deductible temporary differences could be utilized.

During 2022, we determined that sufficient positive evidence existed to support probable future taxable profit within the US operation of our nuclear technology services business to support recording a deferred tax asset of $392 million. The following factors were considered in the determination of future profitability:

•	Significant cumulative earnings in the US operations of our nuclear technology services operations for three consecutive years prior to the recognition of the deferred tax asset;

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•	A forecast of positive future earnings in the US operations of our nuclear technology services operations supported by long-term customer contracts and planned future growth opportunities; and

•	The tax attributes are expected to be utilized prior to expiry.

Based on the above factors, we concluded that the recognition of a deferred tax asset of $392 million was appropriate under IAS 12.24, 12.34 and 12.37.

In light of the Staff’s comment, we have included additional disclosure in the MD&A, beginning with the company’s Q2 2023 interim filing, as follows:

For the three months ended June 30, 2023, current income tax expense increased by $96 million to $113 million, compared to current income tax expense of $17 million for the three months ended June 30, 2022. Deferred income tax recovery for the three months ended June 30, 2023 decreased by $372 million to $18 million, compared to deferred income tax recovery of $390 million for the three months ended June 30, 2022. The increase in current income tax expense was primarily due to the sale of a non-core division servicing the heavy equipment sector within our dealer software and technology services operations. The decrease in deferred income tax recovery was primarily due to the recognition of a deferred tax asset of $392 million at our nuclear technology services operations in the prior period. The deferred tax asset recorded in the prior period was a result of the company determining there was sufficient positive evidence to support the probability of future taxable profit in its nuclear technology services operations due to significant cumulative earnings in the operations for three consecutive years, a forecast of positive future earnings supported by long-term customer contracts and planned future growth opportunities, and an expectation that the tax attributes will be utilized prior to expiry.

Further, we advise the Staff that in the company’s future filings for similar material transactions, we will disclose in the financial statements the amount and nature of the evidence supporting the recognition of deferred tax assets in accordance with IAS 12.82.

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If there are additional comments or questions, please do not hesitate to contact the undersigned at (416) 359-8598 or Christopher R. Bornhorst of Torys LLP at (212) 880-6047.

Very Truly Yours,

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Managing Director, Brookfield Business Corporation

cc: Christopher R. Bornhorst, Esq., Torys LLP

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